KOSS CORPORATION • 4129 North Port Washington Avenue • Milwaukee, Wisconsin 53212-1052  (414)964 5000 • Fax (414) 964 8615

March 29, 2010

Jessica Plowgian, Esq.

Ms. Kathryn Jacobson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Koss Corporation (“Company”)

File No. 0-03295

Form 10-K for the year ended June 30, 2009

Filed August 26, 2009

And documents incorporated therein by reference

Form 10-Q for the fiscal period ended September 30, 2009

Filed November 6, 2009

Form 10-Q for the fiscal period ended December 31, 2009

Filed February 16, 2010

Dear Mss. Plowgian and Jacobson:

We received your letter dated March 18, 2010 commenting on the Company’s March 12, 2010 response to your March 8, 2010 letter.  Paragraph references below are to your letter sent on March 18, 2010.

With respect to comments 3 and 4 on the Company’s controls and procedures, it is not now possible for the Company to respond substantively to these requests.  In order for us to provide a substantive response, we need to be advised by the committee of independent directors that is conducting an internal investigation of the unauthorized transactions.  We currently anticipate being in a position to respond to your inquiries between April and June of this year.

With respect to comment 2, we understand that the staff’s determination regarding our proposal only to file restated audited financial statements for the years ended June 30, 2008 and 2009 is subject to staff review of our SAB 99 analysis or other bases for our conclusion.  We will provide the requested analysis as promptly as the restatement effort allows.  As previously noted, we expect the restatements to be completed between April and June of this year.

With respect to comment 1, we acknowledge that our previous response letter only addressed some of your comments and understand that you may have additional comments after reviewing our responses to your remaining comments.

We trust that you appreciate the Company’s difficult position and understand that it cannot provide immediate responses to your comments and requests.  The Company and its advisors and auditors are making every effort to complete the present tasks and we intend to respond to your comments and inquiries as soon as we are in a position to do so.  We appreciate your patience.

If you have any questions, please call me at (414) 964-5000.

Sincerely yours,

/s David D. Smith

David D. Smith
Chief Financial Officer